Sit Investment Associates

Mutual Funds Newsletter

Winter 2010

2009 Fund Performance Review

A year ago, we were in the midst of a deep global recession, corporate profits were falling, the credit markets remained under pressure, and investor psychology was very negative. As we begin 2010, the world economies are emerging from recession, company earnings are recovering, credit problems are on the mend, and investor psychology has improved greatly.

The following is a review of the Sit Mutual Funds' 2009 performance. Returns reflect one-year performance as of December 31, 2009.

Sit Developing Markets Growth +73.97%

Equity appreciation in developing economies was largely driven by the demand for raw materials, energy, and domestic consumption. Overweighting China and Australia and an emphasis on energy minerals helped the Fund produce positive results for 2009. Stock selections such as Vale S.A. (ADS) (+145.05%) and Rio Tinto Ltd. (+228.79%) aided performance as well.

Sit Small Cap Growth +33.06%

Stock selections such as SBA Communications Corp. (+109.31%), Core Laboratories N.V. (+100.03%), and Southwestern Energy Co. (+66.38%) contributed significantly to the Fund's positive returns for the year as did overweighting sectors such as communications, industrial services, and energy minerals.

Sit Mid Cap Growth +35.59%

Top contributors to the return for the Fund included Cognizant Technology Solutions Corp. (+151.00%), Precision Castparts Corp. (+85.81%), and NetApp Inc. (+145.96%). Significant weightings in sectors such as technology services, process industries, and producer manufacturing added positively to performance as well.

Sit International Growth +27.65%

Holdings in the Netherlands, Australia, and India had the most positive country-specific effect on returns for the year. BHP Billiton Ltd. (+89.17%), Rio Tinto PLC (ADS) (+193.47%), and ASML Holding N.V. (+91.13%) were the largest contributors to the strong returns for the year.

Sit Large Cap Growth +28.14%

Larger weightings in the energy minerals, finance and industrial services sectors as well as individual stock selections such as Google Inc. (+101.52%), AFLAC Inc. (+106.28%), and Goldman Sachs Group Inc. (+102.54%) produced positive results for the Fund. Maintaining lower-weight positions in Exxon Mobil, Wal-Mart, and Abbott Laboratories aided the Fund as well due to their market-lagging performance for the year.

Sit Global Dividend Growth - Class I +24.65%

The Fund's returns were supported by allocations in the energy and diversified financials sectors. Individual holdings Rio Tinto PLC (+55.29%), Pearson PLC (+44.44%), and Franklin Resources Inc. (+51.12%) were some of the largest contributors to the positive return for the Fund.

Sit Dividend Growth - Class I +25.59%

Stock selections contributed to the strong performance, with Atlas Energy Resources LLC (+64.75%), BHP Billiton Ltd. (+84.87%), Diamond Offshore Drilling Inc. (+84.58%), and Goldman Sachs Group Inc. (+76.99 %) providing a significant portion of the returns. Higher weightings in the utilities and industrial services sectors as well as avoiding a few stocks such as AT&T, Exxon Mobil Corp., and Wal-Mart also aided performance.

Sit Balanced Fund +23.12%

Performance was positively impacted by both fixed-income and equity allocations as credit spreads narrowed dramatically and equities rallied from lows in early March. Positive stock selections within energy minerals, utilities, and technology services, coupled with an underweighting in problematic bank stocks, enhanced returns for the year.

Sit Tax-Free Income +22.42%

Market conditions during 2009 saw a reversal from 2008 as the liquidity crisis abated, and municipal bond market inflows were strongly positive during most of the year. Longer-duration and lower-rated tax-exempt municipals performed best in 2009, as yields fell and their prices rebounded considerably from the deep discounts reached in the prior year. These factors helped the Fund outperform the Barclays Capital 5-Year Municipal Bond Index by 15.02%. The 30-Day SEC Yield as of 12/31/2009 was 5.20%.

Sit Minnesota Tax-Free Income +22.04%

The Fund outperformed the Barclays Capital 5-Year Municipal Bond Index by 14.64% for the year. After credit spreads widened to historic levels in 2008, they reversed course in 2009 and yields fell/prices increased on lower-rated bonds which helped boost returns for the Fund. Industrial revenue bond holdings provided the largest contribution to the Fund's strong performance. The 30-Day SEC Yield as of 12/31/2009 was 4.64%.

Sit U.S. Government Securities +7.78%

The Fund benefited from the U.S. Treasury buying agency mortgage obligations to support the ailing housing market. The Fund outperformed the Barclays Capital Intermediate Government Bond Index by 8.1% during 2009. Minimal holdings in U.S. Treasury obligations, which struggled as the flight to quality premium abated throughout the year, aided the Fund's performance relative to the Index. The Fund's 30-Day SEC Yield as of 12/31/09 was 4.19%.

Investment Outlook and Strategy Summary

by Roger J. Sit - Chairman and President



U.S. and global equity benchmarks were up strongly in 2009, as monetary easing by the world's central banks and governments' massive stimulus packages propelled their economies out of the global recession. The aggressive domestic stimulus efforts also gave the U.S. credit markets a huge boost in 2009, as many asset classes rebounded from sharp declines in 2008 and U.S. markets posted their best performances since 2003. On a price basis, the Dow Jones Industrial Average was up +18.8% for the year and +59.3% from its March 9th trough, while the Standard & Poor's 500 Index rose +23.5% and the technology stock-heavy NASDAQ Composite surged +43.9% in 2009.

The final estimate of U.S. third quarter 2009 real GDP growth, which marked the first positive quarter since the second quarter of 2008, was revised down to +2.2% from the second estimate of +2.8%. There were significant downward revisions to several GDP components, and these adjustments netted out to a total of -$17.3 billion. The lower level of 3Q09 growth was largely due to somewhat slower consumer spending (-$3.4 billion), weaker business spending (-$5.9 billion), a faster pace of inventory liquidation (-$5.8 billion) and a lower estimate of government spending (-$2.7 billion). These were partially offset by a slightly lower estimate of the net export deficit (+$0.6 billion). The latest data indicates some economic acceleration in the fourth quarter, and we expect further recovery during 2010, but at a decelerating rate as the impact of monetary and fiscal stimulus wanes.

The U.S. stock rally started after Federal Reserve Chairman Ben Bernanke held interest rates near zero and launched the biggest expansion of the central bank's power in its 96-year history. Throughout 2008 and into 2009, the U.S. Government pumped money into the economy through the Fed's purchase of mortgage-backed debt and U.S. Treasuries, the government's $200 billion pledge to bail out Bear Stearns Cos. and AIG, and the $700 billion Troubled Asset Relief Program (TARP) authorized by Congress to stabilize the financial markets.

Following its December 15th-16th FOMC meeting, the Federal Reserve reaffirmed its pledge to keep interest rates "exceptionally low" for "an extended period," despite improvements in the economy and continued subdued inflation. Upon reconvening on January 19th, Congress will pass a debt ceiling increase to tide the government through the 2010 midterm elections before addressing its next legislative priorities of healthcare and jobs.

Equities

Most broad domestic equity indices rose between +26% and +40% in 2009, with medium capitalization (mid cap) stocks outperforming larger and smaller issues. Across all market capitalizations, growth issues substantially outperformed their value counterparts. Relatedly, stocks with traditional growth characteristics performed relatively better in 2009. These traits included high earnings growth, high beta, and low or no dividend yields. Based on the Russell 3000 Index, which represents approximately 98% of the investable U.S. market, growth-related and economy-cyclical sectors outperformed in 2009. Conversely, the utilities, communications and finance sectors lagged last year, with finance underperforming for the third consecutive year. The only sector that outperformed in both 2008 and 2009 was retail trade.

Despite a strong total return in 2009, the U.S. stock market did not keep pace with most other global equity markets. With better economic growth prospects overseas and a weaker dollar, stocks with high foreign sales outperformed last year. The United States placed 27th out of 33 countries on a U.S. dollar return basis, a dramatic worsening from its 3rd ranking in 2008. The world's stock markets came roaring back to life in 2009, as investors scoured the globe in search of higher returns, took advantage of ultra-low interest rates, and snapped up undervalued shares throughout the world. Shares of stocks in emerging markets did particularly well, as investors flocked to countries that were either less hobbled by the financial crisis or showed rapid recoveries from any ill effects. A weakening U.S. dollar also pumped up international markets' returns relative to that of the U.S.

Despite the dramatically improved investment environment in 2009, we forecast modest stock returns for 2010.

Fixed-Income

Interest rates rose during the fourth quarter and the yield curve steepened. Specifically, the 2-year maturity U.S. Treasury note yield increased to 1.14%, approximately +19 basis points higher than where it started the quarter, while the 30-year U.S. Treasury bond yield ended the quarter at 4.64%, approximately +59 basis points higher than where it began. Interest rates rose considerably over the full year period as well. Conversely, investor demand for U.S. Government bonds decreased, as investor concerns of a more severe recessionary environment diminished and liquidity in fixed income markets improved. The 10-year U.S. Treasury note yield increased +1.62% over the 12-month period, from a near-record low of 2.2%, to end the year at 3.84%.

As in 2008, there was a huge dichotomy between the performance of U.S. Treasury securities and non-Treasury securities last year. Treasuries generated a -3.6% total return, with the 30-year Treasury down -25.9%; corporates returned +18.7%, commercial mortgage-backed securities surged +28.5%, credit card asset-backed securities gained +29.9%, home equity asset-backed securities rose +27.2%, and municipals were up +12.9%.

Despite showing some strength in December, longer-duration, lower-rated tax-exempt municipal bonds underperformed during the quarter, as their yields rose and prices declined. Shorter intermediate bonds were more stable and provided roughly coupon rates of return. Among industry sectors, the prerefunded sector performed best, due to its shorter duration. Within the longer-duration revenue bond sectors, the housing sector was the only one to post a positive quarterly return. The Treasury's announcement in mid-October that, through 2010, it would purchase up to $29 billion in mortgage bonds issued by state and local housing finance agencies contributed to price strength in this sector.

We expect U.S. Treasury bonds to continue to perform poorly as the flight-to-quality premium abates, while most other sectors do well.

Sit Mutual Funds Performance Summary: Fourth Quarter 2009

Equities

Stocks produced strong gains during the fourth quarter. Investors who "stayed the course" during the tumultuous first quarter of 2009 clearly reaped the benefits, as both the Dow Jones Industrial Average and the S&P 500 Index rallied approximately 60% from their lows in early March. This strong rally has left many investors perplexed, particularly in light of 10% unemployment, state and federal budget deficits, and the prospect of higher interest rates. While these are valid concerns, we do believe there is fundamental support for the increase in stock prices. First, the actions taken by governments around the world have taken hold and economic data is improving. Second, a large portion of the 60%+ recovery in stocks was simply a correction of the panic selling that occurred earlier in the year in anticipation of economic collapse. Third, the unprecedented actions that corporations have taken to reduce costs led to much better-than-expected earnings in 2009. Furthermore, with reduced cost structures, corporations are likely to post robust earnings growth even with minor revenue gains.

We would caution, however, that the relatively smooth ride for equities since last March will not go on indefinitely. Challenges posed for stocks in the year ahead include the prospect of higher interest rates, structurally high unemployment, higher taxes, and geopolitical tensions. The good news is that stock valuations do not appear stretched at the moment, and earnings expectations for 2010 do not appear to embed heroic assumptions.

In general, we continue to expect a subpar economic recovery given the dual headwinds of high unemployment and elevated consumer debt levels. In contrast to 2008, one notable aspect of the 2009 market turnaround was investors' increased appetite for risk, which specifically manifested in strong outperformance in stocks of companies with high debt levels, low stock prices, and volatile earnings. Our view is that there is very little premium for "quality" in the market at this time and we believe, therefore, it is appropriate to focus on companies with strong balance sheets, consistent cash flow generation, and earnings visibility. In addition, maintaining above-average diversification within the Funds, both in terms of stocks and sectors, is appropriate given the likelihood of increasing volatility in the year ahead.

While developing economies, including the U.S., have been slow in recovering, most emerging markets are booming again. China and India, in particular, have used aggressive monetary policy to stimulate domestic consumption and growth and have weathered the downturn better. In this region, the investments are in companies which will benefit from recovering economic growth, driven by economic stimulus, along with domestic consumption beneficiaries. Commodity-related stocks should continue to see strong demand from China and perform well. Given deflationary concerns, poor domestic consumption, lack of political leadership, structural issues, and better opportunities elsewhere in the world, Japan remains the least attractive nation, but it has a balanced mix of globally-competitive export beneficiaries, domestic restructuring/recovery plays, and domestic consumption investments. The European economy made a remarkable recovery in 2009, particularly given the weaker countries of Portugal, Italy, Greece and Spain. While European countries are in various stages of recovery, it appears that many countries have now found a bottom and are set to recover in 2010. Europe is exposed to technology, late-cyclical sectors, energy, and basic material-related sectors as well as growth companies in the consumer staples, healthcare, telecommunications, and other less economy-sensitive sectors.

Fixed-Income

By the end of 2009, Federal Reserve market intervention led to a greatly improved liquidity situation, and we expect continued market normalization throughout 2010. Within taxable bonds, we expect U.S. Treasuries to do poorly as the flight to quality abates while most other sectors do well. Overall, we are greatly relieved to once again expect calm, and hopefully boring, investment-grade bond returns of low single digits for 2010.

The Sit U.S. Government Securities Fund generated attractive positive returns during 4Q2009. Income from the Fund's holdings in seasoned, high-coupon, mortgage-backed securities more than offset price declines in the Fund's small position in U.S. Treasury securities. We are concerned that interest rates could rise when the Fed's mortgage purchase program is discontinued at the end of the first quarter of 2010. This will likely negatively impact the prices of lower coupon mortgage securities, but prices of higher coupon mortgage securities should be more stable. Furthermore, an increase in mortgage rates could provide the Fund with attractive reinvestment opportunities, boosting future interest income. We continue to believe the Fund's income advantage will be attractive relative to short-term fixed-income alternatives in a rising interest rate environment. Maintaining a high level of income and stability of principal remain the Fund's core fundamental focus.

Municipal bond yields increased in the fourth quarter after falling through the first three quarters of the year. Lighter funds flows and a heavy issuance calendar contributed to rising yields during the quarter. Most of the rise in yields occurred in October, reversing much of the decline that occurred in September. Yields were relatively more stable in November and December. The Bond Buyer 40-Bond Index yield rose 43 basis points during the quarter to end the year at 5.4%. That level, which reflects yields on long-term, high grade bonds, compared with a beginning-of-the-year yield of 5.89% , and an average of 5.44% for the year. Municipal relative yield ratios continued the trend of richening to Treasuries as the rise in Treasury yields outpaced the rise in tax-exempt municipal bond yields during the quarter.

Municipals provided mixed returns in 4Q2009. Shorter maturity bonds provided positive returns, while longer maturity bonds were the weakest performers as the municipal yield curve steepened. Despite showing some strength in December, lower rated tax-exempt bonds also underperformed during the quarter as credit spreads changed course and widened.

Going forward, we expect tax-exempt municipal bonds to continue to provide better than coupon rates of return as credit spreads narrow further. Longer maturity and lower rated bonds with stable credit outlooks continue to offer attractive yields. We look to demand and supply imbalances to provide opportunities to upgrade credit quality in portfolios. Diversification remains a key factor in managing risk.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the indices.

Sit Large Cap Growth Fund
(SNIGX)

Inception 9/2/82

Net Asset Value
12/31/09: $38.34 Per Share

Portfolio Managers
Roger J. Sit
Ronald D. Sit, CFA
Michael J. Stellmacher, CFA

Total Net Assets
$445.7 Million

Weighted Avg. Mkt. Cap
$70.6 Billion

Total Returns (%)

	Sit Large Cap Growth Fund	Russell 1000® Growth Index	Russell 1000® Index
Average Annual Total Returns (%)*			
3 Month**	5.64%	7.94%	6.07%
6 Month**	18.93	23.02	23.11
1 Year	28.14	37.21	28.43
5 Year	2.96	1.63	0.79
10 Year	-3.33	-3.99	-0.49
Inception***	9.64	10.33	11.34
Cumulative Total Returns (%)*			
1 Year	28.14%	37.21%	28.43%
5 Year	15.72	8.44	4.01
10 Year	-28.69	-33.42	-4.80
Inception***	1138.36	1371.37	1788.71

*As of 12/31/09
**Not Annualized
***On 6/6/93, the Fund's investment objective changed to allow for a portfolio of 100% stocks. Prior to that time, the portfolio was required to contain no more than 80% stocks.

Portfolio Structure by Sector
(% of Total Net Assets)


Electronic Technology 18.3
Finance 10.9
Consumer Non-Durables 10.0
Health Technology 9.6
Technology Services 9.4
Energy Minerals 7.3
Retail Trade 7.3
Producer Manufacturing 7.2
Sectors Less than 5% 18.2
Cash and Other Net Assets 1.8

Top Five Stock Holdings

1. Google, Inc.
2. IBM Corp.
3. Qualcomm, Inc.
4. Cisco Systems, Inc.
5. Oracle Corp.

Total Number of Holdings: 95

Sit Mid Cap Growth Fund
(NBNGX)

Inception 9/2/82

Net Asset Value
12/31/09: $11.81 Per Share

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA

Total Net Assets
$140.1 Million

Weighted Avg. Mkt. Cap
$11.8 Billion

Total Returns (%)

	Sit Mid Cap Growth Fund	Russell Midcap® Growth Index	Russell Midcap® Index
Average Annual Total Returns (%)*			
3 Month**	4.33%	6.69%	5.92%
6 Month**	19.29	25.45	27.76
1 Year	35.59	46.29	40.48
5 Year	2.16	2.40	2.43
10 Year	-2.82	-0.52	4.98
Inception	11.54	N/A	N/A
Cumulative Total Returns (%)*			
1 Year	35.59%	46.29%	40.48%
5 Year	11.25	12.58	12.76
10 Year	-24.91	-5.09	62.57
Inception	1884.03	N/A	N/A

*As of 12/31/09
**Not Annualized
Pursuant to a Plan of Reorganization on 10/26/07, the Mid Cap Growth Fund acquired all of the assets of the Science and Technology Growth Fund in exchange for shares of common stock of the Mid Cap Growth Fund.

Portfolio Structure by Sector
(% of Total Net Assets)


Electronic Technology 14.8
Technology Services 13.3
Health Technology 11.9
Finance 9.0
Producer Manufacturing 8.6
Process Industries 7.8
Energy Minerals 6.3
Retail Trade 5.6
Sectors Less than 5% 22.5
Cash and Other Net Assets 0.2

Top Five Stock Holdings

1. Cognizant Tech. Solutions Corp.
2. Southwestern Energy Co.
3. Celgene Corp.
4. Broadcom Corp.
5. Activision Blizzard, Inc.

Total Number of Holdings: 98

Sit Small Cap Growth Fund
(SSMGX)
Inception 7/1/94

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
12/31/09: $31.27 Per Share

Total Net Assets
$62.2 Million

Weighted Avg. Mkt. Cap
$3.1 Billion

Total Returns (%)

	Sit Small Cap Growth Fund	Russell 2000® Growth Index	Russell 2000® Index
Average Annual Total Returns (%)*			
3 Month**	5.39%	4.14%	3.87%
6 Month**	20.78	20.75	23.90
1 Year	33.06	34.47	27.17
5 Year	3.19	0.87	0.51
10 Year	-0.55	-1.37	3.51
Inception	9.74	5.38	7.78
Cumulative Total Returns (%)*			
1 Year	33.06%	34.47%	27.17%
5 Year	16.98	4.44	2.58
10 Year	-5.36	-12.92	41.26
Inception	322.97	125.49	219.72

*As of 12/31/09
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



HealthTechnology 17.7
TechnologyServices 15.7
ElectronicTechnology 12.9
ProducerManufacturing 7.2
Industrial Services 6.3
Finance 5.6
Energy Minerals 5.5
SectorsLessthan4% 28.8
Cash and Other Net Assets 0.3

Top Five Stock Holdings

1. Informatica Corp.
2. ANSYS, Inc.
3. Tupperware Brands Corp.
4. Core Laboratories
5. Concur Technologies, Inc.

Total Number of Holdings: 99

Sit Dividend Growth Fund
Class I **(SDVGX)**
Class S **(SDVSX)**
Inception 12/31/03

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Michael J. Stellmacher, CFA

	Class I	Class S
Net Asset Value Per Share 12/31/09:	$11.38	$11.36
Total Net Assets (Million)	$33.7	$26.1
Weighted Avg. Mkt Cap	$64.3 Billion	

Total Returns (%)

	3 Month**	6 Month**	1 Year	3 Year	5 Year	Since Inception***
Average Annual Total Returns (%)*						
Class I	6.14%	20.14%	25.59%	-0.06%	5.25%	6.17%
S&P 500 Index	6.04	22.59	26.47	-5.63	0.42	2.09
Class S	6.13	19.99	25.25	-0.33	N/A	2.61
S&P 500 Index	6.04	22.59	26.47	-5.63	N/A	-1.80
Cumulative Total Returns (%)*						
Class I	6.14%	20.14%	25.59%	-0.19%	29.17	43.27%
S&P 500 Index	6.04	22.59	26.47	-15.95	2.11	13.21
Class S	6.13	19.99	25.25	-0.99	N/A	10.15
S&P 500 Index	6.04	22.59	26.47	-15.95	N/A	-6.61

*As of 12/31/09
**Not Annualized
***Class I inception 12/31/03; Class S inception 3/31/06.

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 15.5
HealthTechnology 11.1
ConsumerNon-Durables 10.7
Electronic Technology 10.2
EnergyMinerals 10.1
ProducerManufacturing 8.5
Technology Services 5.0
SectorsLessthan5% 27.8
Cash and Other Net Assets 1.1

Top Five Stock Holdings

1. IBM Corp.
2. Johnson & Johnson
3. Verizon Communications, Inc.
4. Chevron Corp.
5. J.P. Morgan Chase & Co.

Total Number of Holdings: 100

Sit Global Dividend Growth Fund

Class I (GDGIX)
Class S (GDGSX)
Inception 9/30/08

	Class I	Class S
Net Asset Value Per Share		
12/31/09:	$11.57	$11.57
Total Net Assets (Million)	$2.8	$0.9
Weighted Avg. Mkt Cap	$72.0	Billion

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Ray Sit, CFA
Tasha Murdoff, CFA
Michael J. Stellmacher, CFA

Total Returns (%)

	3 Month**	6 Month**	1 Year	Since Inception
Average Annual Total Returns (%)*				
Class I	5.17%	20.59%	24.65%	18.10%
Class S	5.14	20.42	24.40	17.79
CompositeIndex***	4.50	22.42	28.67	1.51
S&P 500 Index	6.04	22.59	26.47	-1.29
MSCI EAFE Index	2.18	22.07	31.78	5.48
Cumulative Total Returns (%)*				
Class I	5.17%	20.59%	24.65%	18.10%
Class S	5.14	20.42	24.40	17.79
CompositeIndex***	4.50	22.42	28.67	1.51
S&P 500 Index	6.04	22.59	26.47	-1.29
MSCI EAFE Index	2.18	22.07	31.78	5.48

*As of 12/31/09
**Not Annualized
***Composite Index comprised of 60% S&P 500 Index and 40% MSCI EAFE Index.

Portfolio Structure by Sector
(% of Total Net Assets)


Finance 18.7
EnergyMinerals 9.7
ConsumerNon-Durables 9.4
Health Technology 9.4
ElectronicTechnology 8.7
Producer Manufacturing 8.3
SectorsLessthan6% 34.0
Cash and Other Net Assets 1.8

Top Five Stock Holdings

1. IBM Corp.
2. Rio Tinto, A.D.R.
3. BHP Billiton, A.D.R.
4. Verizon Communications, Inc.
5. Occidental Petroleum Corp.

Total Number of Holdings: 101

Sit International Growth Fund

(SNGRX)
Inception 11/1/91

Net Asset Value
12/31/09: $13.25 Per Share

Portfolio Managers
Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff

Total Net Assets
$24.3 Million

Weighted Avg. Mkt. Cap
$58.9 Billion

Total Returns (%)

	Sit International Growth Fund	MSCI EAFE Growth Index	MSCI EAFE Index
Average Annual Total Returns (%)*			
3 Month**	4.03%	4.17%	2.18%
6 Month**	22.73	21.65	22.07
1 Year	27.65	29.36	31.78
5 Year	2.01	3.65	3.54
10 Year	-5.78	-1.31	1.17
Inception	3.67	3.54	5.36
Cumulative Total Returns (%)*			
1 Year	27.65%	29.36%	31.78%
5 Year	10.47	19.62	18.98
10 Year	-44.84	-12.35	12.38
Inception	92.44	88.26	158.53

*As of 12/31/09
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)


Finance 20.6
ConsumerNon-Durables 10.8
ProducerManufacturing 9.4
Non-EnergyMinerals 8.0
ElectronicTechnology 7.4
Energy Minerals 6.1
HealthTechnology 6.1
Communications 6.0
SectorsLessthan5% 24.4
Cash and Other Net Assets 1.2

Portfolio Structure by Region


Europe 53.3 63.4
Asia 33.8 36.6
Other 11.7 0.0
Cash & Other Net Assets 1.2 0.0
Sit Int'l Growth Fund
MSCI EAFE Growth Index

Top Five Stock Holdings

1. BHP Billiton, Ltd.
2. Telefonica, S.A.
3. Nestle, S.A.
4. Rio Tinto, A.D.R.
5. Reckitt Benckiser, p.l.c

Total Number of Holdings: 95

Sit Developing Markets Growth Fund

(SDMGX)

Inception 7/1/94

Portfolio Managers
Roger J. Sit
Raymond E. Sit

Net Asset Value
12/31/09: $21.30 Per Share

Total Net Assets
$16.5 Million

Weighted Avg. Mkt. Cap
$37.4 Billion

Total Returns (%)

	Sit Developing Mkts Growth Fund	MSCI Emerging Mkts Index	MSCI Emerging Mkts Growth Index
Average Annual Total Returns (%)*			
3 Month**	9.80%	8.25%	8.62%
6 Month**	32.34	29.97	30.05
1 Year	73.97	74.50	74.49
5 Year	14.03	12.79	11.60
10 Year	5.10	7.29	5.43
Inception	5.66	4.78	N/A
Cumulative Total Returns (%)*			
1 Year	73.97%	74.50%	74.49%
5 Year	92.80	82.50	73.10
10 Year	64.47	102.17	69.70
Inception	134.93	106.49	N/A

*As of 12/31/09
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 16.6
Non-Energy Minerals 14.4
Energy Minerals 13.6
Electronic Technology 11.8
Communications 8.1
Consumer Non-Durables 6.8
Sectors Less than 6% 27.3
Cash and Other Net Assets 1.4

Portfolio Structure by Region



Asia 58.4 55.6
Latin America 26.3 23.9
Europe 5.9 10.1
Africa/Middle East 8.0 10.4
Cash and Other Net Assets 1.4 0.0
Sit Dev. Mkts. Growth Fund
MSCI Emerging Markets Index

Top Five Stock Holdings

1. Petrobras
2. Companhia Vale do Rio Doce, A.D.R.
3. Samsung Electronics
4. BHP Billiton, A.D.R.
5. Rio Tinto

Total Number of Holdings: 83

Sit Balanced Fund

(SIBAX)

Inception 12/31/93

Portfolio Managers
Roger J. Sit
Bryce A. Doty, CFA
John M. Bernstein

Net Asset Value
12/31/09: $14.74 Per Share

Total Net Assets
$11.6 Million

Total Returns (%)

	Sit Balanced Fund	S&P 500 Index	Barclays Capital Aggregate Bond Index
Average Annual Total Returns (%)*			
3 Month**	4.06%	6.04%	0.20%
6 Month**	16.07	22.59	3.95
1 Year	23.12	26.47	5.93
5 Year	2.91	0.42	4.97
10 Year	0.13	-0.95	6.33
Inception	6.15	7.61	6.16
Cumulative Total Returns (%)*			
1 Year	23.12%	26.47%	5.93%
5 Year	15.40	2.11	27.44
10 Year	1.30	-9.11	84.75
Inception	160.18	223.35	160.29

*As of 12/31/09
**Not Annualized

Portfolio Structure
(% of Total Net Assets)



Cash & Other Net Assets 1.4%
Bonds 34.2%
Equities 64.4%

Top Five Stock Holdings

1. Google, Inc.
2. IBM Corp.
3. Qualcomm, Inc.
4. Southwestern Energy Co.
5. McDonald's Corp.

Total Number of Holdings: 167

Sit U.S. Government Securities Fund

(SNGVX)

Inception 6/2/87

Portfolio Managers
Michael C. Brilley
Bryce A. Doty, CFA
Mark H. Book, CFA

Net Asset Value
12/31/09: $11.07 Per Share

Total Net Assets: $658.7 Million
30-Day SEC Yield: 4.19%
12-Month Distribution Rate: 4.57%
Average Maturity: 20.6 Years
Effective Duration: 2.0 Years[1]

Total Returns (%)

	Sit U.S. Gov't Securities Fund	Barclays Cap. Inter. Gov't Bond Index	Lipper U.S. Gov't Fund Index
Average Annual Total Returns (%)*			
3 Month**	1.17%	-0.42%	-0.68%
6 Month**	3.70	1.21	N/A
1 Year	7.78	-0.32	3.30
5 Year	5.28	4.74	4.28
10 Year	5.42	5.65	5.46
Inception	6.61	6.68	6.21
Cumulative Total Returns (%)*			
1 Year	7.78%	-0.32%	3.30%
5 Year	29.33	26.07	23.30
10 Year	69.57	73.29	70.16
Inception	324.87	331.15	290.02

*As of 12/31/09
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



FNMA Pass-Through 32.9
Collateralized Mortgage Obligations 25.8
FHLMC Pass-Through 16.9
GNMA Pass-Through 12.4
Sectors Less than 7% 6.9
Cash & Other Net Assets 5.1

Estimated Average Life Profile



5.1%
90.7%
4.0%
0.2%
0.0%
0 - 1 Year
1 - 5 Years
5 - 10 Years
10 - 20 Years
20+ Years

[1] Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

Sit Tax-Free Income Fund

(SNTIX)

Inception 9/29/88

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
12/31/09: $8.78 Per Share

Total Net Assets: $152.5 Million
30-Day SEC Yield: 5.20%
Tax Equivalent Yield: 8.00%[1]
12-Month Distribution Rate: 5.02%
Average Maturity: 15.1 Years
Duration to Est. Avg. Life: 5.6 Years[2]
Implied Duration: 7.0 Years[2]

Total Returns (%)

	Sit Tax-Free Income Fund	Barclays Cap. 5-Year Muni-Bond Index	Lipper General Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	-0.89%	0.55%	-1.38%
6 Month**	8.73	4.32	N/A
1 Year	22.42	7.40	18.50
5 Year	2.03	4.50	3.47
10 Year	3.66	5.24	5.04
Inception	5.20	5.85	5.92
Cumulative Total Returns (%)*			
1 Year	22.42%	7.40%	18.50%
5 Year	10.57	24.62	18.57
10 Year	43.28	66.64	63.47
Inception	193.94	234.69	239.65

*As of 12/31/09
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Other Revenue 16.9
Hospital/HealthCare 16.0
Multifamily Mortgage Revenue 14.0
Education/Student Loan 11.2
Single Family Mortgage 10.3
Mutual Funds 7.4
Sectors less than 5% 20.5
Cash & Other Net Assets 3.7

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	0.0%
AA	0.3
A	2.7
BBB	6.6
BB	18.4
<BB	5.1
Total	33.1%



Other Assets & Liabilities 3.7%
AAA 9.5%
Not Rated 33.1%
AA 11.7%
A 16.8%
Less Than BBB 6.7%
BBB 18.5%

[1] For individuals in the 35% federal tax bracket.

[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Minnesota Tax-Free Income Fund (SMTFX)

Inception 12/1/93

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
12/31/09: $9.84 Per Share

Total Net Assets: $282.9 Million
30-Day SEC Yield: 4.64%
Tax Equivalent Yield: 7.75%[1]
12-Month Distribution Rate: 4.71%
Average Maturity: 14.9 Years
Duration to Est. Avg. Life: 4.9 Years[2]
Implied Duration: 7.1 Years[2]

Total Returns (%)

	Sit MN Tax-Free Income Fund	BarclaysCap. 5-Year Muni-Bond Index	Lipper MN Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	0.62%	0.55%	-0.57%
6 Month**	9.18	4.32	N/A
1 Year	22.04	7.40	15.42
5 Year	3.82	4.50	3.70
10 Year	4.81	5.24	5.05
Inception	4.84	5.03	4.67
Cumulative Total Returns (%)*			
1 Year	22.04%	7.40%	15.42%
5 Year	20.62	24.62	19.92
10 Year	59.94	66.64	63.70
Inception	113.99	120.27	108.36

*As of 12/31/09
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Hospital/HealthCare 22.0
MultifamilyMortgage Revenue 17.8
SingleFamilyMortgage 15.5
Education/StudentLoan 10.4
OtherRevenue 9.7
Sectors less than 6.0% 20.9
Cash & Other Net Assets 3.7

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	0.0%
AA	0.4
A	7.7
BBB	15.9
BB	10.2
<BB	0.3
Total	34.5%



Other Assets & Liabilities 3.7%
AAA 8.3%
AA 19.1%
A 17.1%
BBB 16.0%
Less Than BBB 1.3%
Not Rated 34.5%

[1] For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.
[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Mutual Funds Paid No Capital Gains in 2009

Sit Mutual Funds did not have to pay out capital gains for tax year 2009. Portfolio Managers realized losses on select securities during the market downturn, which were sufficient to offset capital gains realized on others. Therefore, no short- or long-term capital gains had to be paid out by the Funds. Please remember that if you sold any shares of a Sit Fund outside of an IRA or other tax-deferred accounts, you may have a capital gain or loss on that transaction.

New Mailing Date For Tax Forms

Due to a change in IRS regulations, tax forms will now be mailed by February 15, 2010. There are two exceptions: 1099R and 1099Q forms will be mailed to shareholders by January 31, 2010.

Please call an Investor Services Representative at 800-332-5580 if you have any questions.

2009 Year-End Distributions

Sit Mutual Fund	Income Per Share	Capital Gain Per Share
Mid Cap Growth	$0.00	$0.00
Small Cap Growth	$0.00	$0.00
Balanced	$0.097407	$0.00
Dividend Growth Class I	$0.048639	$0.00
Dividend Growth Class S	$0.042042	$0.00
Large Cap Growth	$0.215013	$0.00
International Growth	$0.124495	$0.00
Developing Markets Growth	$0.044129	$0.00
Global Dividend Growth Class I	$0.032935	$0.00
Global Dividend Growth Class S	$0.026181	$0.00
U.S. Government Securities	$0.00	$0.00
Tax-Free Income	$0.00	$0.00
Minnesota Tax-Free Income	$0.00	$0.00

Shareholder Information

View Statements Online

View your statements anytime on our website, www.sitfunds.com, by accessing your account (click on blue "Account Access" button) and then clicking on "Statements & Reports." If you don't have a login ID and password, click on blue "Account Access" button, then click on "Click Here To Enroll For Online Account Services" and follow instructions. If you have questions, please call an Investor Services Representative at 800-332-5580.

2009 Tax Information

The Sit Mutual Funds tax brochure and personal tax-related information that you will need to file your taxes were mailed in January 2010. Tax information pertaining to IRA contributions and recharacterizations will be mailed in May 2010 due to the 2009 contribution deadline of April 15, 2010. Consult your tax advisor about how to report this information on your federal and state tax returns. Your advisor will need this information to prepare your taxes.

The following is a guide to help you determine what tax statements you may expect to receive depending on the types of investments you have in the Sit Mutual Funds.

Completed Federal Form	Information	Recipients of Tax Year 2009	Date Mailed to Shareholders
1099-DIV	Reports ordinary dividends, including qualified dividends, and short-term and long-term capital gain distributions for taxable accounts.	Shareholders invested in Sit Mutual Funds that realized capital gains and dividend income in 2009: the U.S. Government Securities, Money Market and Balanced Funds; and the Large Cap, Developing Markets, International, Dividend (Class I and S) and Global Dividend (Class I and S) Growth Funds.	On January 29, 2010
1099-B	Reports exchange and redemption activity in non-IRA accounts.	Shareholders who made account transactions in any Sit Mutual Fund except the Money Market Fund. IRA and retirement plan account activity is not included.	On January 29, 2010
1099-R	Reports withdrawals from retirement plan accounts and IRAs, including distributions, direct rollovers, conversions, recharacterizations and excess contributions. Also includes federal and state tax withholding, if any.	Shareholders who made account transactions, as described in box to the immediate left, in their retirement plan and IRA accounts.	On January 29, 2010
1099-INT	Provides tax-exempt income information.	Shareholders who were invested in the Tax-Free Income and Minnesota Tax-Free Income Funds.	On January 29, 2010
5498	Reports annual, rollover and conversion contributions and recharacterizations for Traditional, Roth, SEP and SIMPLE IRA accounts. Also includes the December 31 fair market value.	Shareholders who made account transactions, as described in box to the immediate left, in their IRA account.	By May 31, 2010
5498-ESA	Reports Coverdell Education Savings Account contributions and rollovers.	Shareholders who made account transactions, as described in box to the immediate left, in their Coverdell account.	By April 30, 2010
1099-Q	Reports Coverdell Education Savings Account distributions, transfers and the December 31 fair market value.	Shareholders who made account transactions, as described in box to the immediate left, in their Coverdell account.	On January 29, 2010

Certain Haiti Relief Donations Qualify for Immediate Tax Relief

To encourage Americans to contribute to earthquake relief efforts in Haiti, President Obama recently signed into law the Haiti Assistance Income Tax Incentive Act, which provides an immediate tax benefit for taxpayers who have made generous donations to this cause. The law allows deductions for certain charitable contributions made in 2010 on 2009 tax returns. Eligible contributions must be made between January 12th and February 28, 2010 and be designated for the relief of victims in areas affected by the Haiti earthquake. Congress passed similar legislation to promote charitable giving following past natural disasters.

At the end of January, more than $560 million had been donated to 40 U.S. nonprofit groups. Of this amount, over $30 million was raised by the Red Cross's "Text Haiti" campaign, which allows U.S. mobile phone users to make a $10 donation.

Contributions eligible for the accelerated tax deduction include those made by cash, check, money order, credit card, charge card, debit card or via a cell phone. To receive the tax benefit, contributions must be made to a qualified organization and meet the normal IRS requirements for a charitable contribution deduction. In addition, Schedule A ("Itemized Deductions") must be completed and attached to the taxpayer's 1040 Form. Unfortunately, taxpayers who claim the standard deduction may not take the tax deduction. For more information, see your tax advisor or refer to IRS Publication 526 ("Charitable Contributions") at www.irs.gov.

Estate Tax Update Steve Benjamin, CEBS, CRPC

For years, estate taxes (also known as inheritance or death taxes) were temporary in nature. For example, to help pay for the Civil War and Spanish-American War, estate taxes were put into effect for a few years and then abolished shortly thereafter. But after Congress re-established the estate tax in 1916, it became permanent. Relatedly, Congress instituted gift tax rules when Americans started transferring assets to minimize the value of their estates.

President George W. Bush's Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) gradually increased the amount of assets exempt from estate tax and slowly lowered the maximum estate tax rate from 2002 to 2009. Incredibly, EGTRRA called for the estate tax to be repealed completely in 2010. For years, many pundits opined that Congress would not allow this to happen - for political and budget reasons - and would pass some sort of an estate tax bill prior to 2010.

It nearly happened. On December 3, 2009, Rep. Earl Pomeroy (D-North Dakota) led the House in passing the Permanent Estate Tax Relief for Families, Farmers and Small Businesses Act of 2009. It stalled in the Senate. But if passed by the Senate and signed into law by President Obama later this year, it would restore the estate tax exemption amount to the 2009 level of $3.5 million and impose a maximum estate tax rate of 45%. Regarding the delay, Rep. Pomeroy said, "It is regrettable that we're going to have this disruptive period without a permanent resolution."

In addition, the bill would apply the estate tax retroactively to January 1, 2010. As you might guess, there are legal questions regarding the retroactive application of the estate tax for individuals who die before the bill's passage. It would not be surprising to see beneficiaries of an estate mount a legal challenge to the new law.

Under current law, the estate tax exemption is scheduled to increase to $1 million with a maximum tax rate of 55% in 2011. Due to this unprecedented uncertainty, at least 13 states have introduced or are drafting legislation that attempts to clarify estate tax law in the absence of a federal estate tax statute. One bill would require estates to be treated as though the 2009 federal estate tax law never lapsed. The states hope to avoid lawsuits that could arise resulting from ambiguities found in wills and trusts.

In the meantime, be sure to check your estate planning documents for appropriate language, including specific dollar amounts, percentages and formulas. If you have questions, please contact us at 1-800-332-5580 or see IRS Publication 950 ("Introduction to Estate and Gift Taxes") at www.irs.gov.


Estate Tax Rates
1916 - 2013
80%
70%
60%
50%
40%
30%
20%
10%
0%
1916
1926
1936
1946
1956
1966
1976
1986
1996
2006
Bottom Rate
Top Rate

Source: U.S. Department of the Treasury, Internal Revenue Service, U.S. Department of Commerce, Bureau of Economic Analysis

Required Minimum Distributions

In December of 2008, Congress passed a law that suspended Required Minimum Distributions (RMDs) from IRAs in 2009. The intent was to relieve investors of taking a distribution when their account values had fallen and to give time for the markets and portfolios to recover.

For tax year 2010, individuals who are 70½ and older are obliged to take an RMD from one or more of their IRAs. Failure to take your RMD results in a 50% IRS penalty tax in addition to regular income taxes.

An RMD is calculated by taking your December 31st IRA balance and dividing it by your life expectancy factor obtained from one of three IRS life expectancy tables. If you would like us to calculate your RMD, want your RMD distributed automatically each year, or have questions about the RMD rules, please contact a Sit Mutual Funds Investor Services Representative at 1-800-332-5580.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Important Information

Past performance is not a guarantee of future results. Share prices will vary, and redemption prices may be more or less than original share cost. Please read the prospectus carefully before investing. It contains complete information including management fees and expenses.

This is a quarterly publication of the Sit Mutual Funds authorized for distribution only when preceded or accompanied by a prospectus. The comments and forecasts contained in this publication are the expressed opinions of the individuals named. Readers should not rely on this publication as their sole source of investment information.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

In this issue,

2009 Fund Performance Review • Investment Outlook and Strategy • Fourth Quarter 2009 Performance Summary • 2009 Year-End Distributions • Tax Information • Required Minimum Distributions • Investment Seminars

2010 INVESTMENT SEMINARS

You and your guests are invited to attend any of the investment seminars we're offering in 2010. Each seminar will be held at both of the following locations and scheduled dates. Check with Steve Benjamin for current times and dates remaining open. Breakfast will be served at the morning seminars and lunch at the mid-day sessions.

AM Session 7:30 - 8:30 a.m.	PM Session 12:00 - 1:00 p.m.
Edina Country Club 5100 Wooddale Avenue Edina, Minnesota	Sit Mutual Funds Offices 3300 IDS Center, 80 South Eighth Street Minneapolis, Minnesota

March 23, 2010
12:00 session FULL

NEW March 24, 2010
12:00 session

GET YOUR FINANCIAL WORLD ORGANIZED (AND STOP WORRYING)
Are you losing sleep over how the markets are performing? Are you uncertain about what to do—if anything—with your investment portfolio? Then attend this seminar to learn some new strategies for gaining control over your finances, so they don't control you!

April 29, 2010

MONEY, VALUES AND YOUR CHILDREN (AND GRANDCHILDREN)
Do you have a loved one who thinks that an "I Bond" is an accessory for their iPod? Attend this seminar to gain some ideas and insights into how you can help the younger members of your family handle their money responsibly in today's materialistic world.

Contact Steve Benjamin to reserve your place.
612-359-2554/800-332-5580, ext. 554 or spb@sitinvest.com

NOTE: When demand is great, we will add additional seminar dates. Please check www.sitfunds.com or call Steve Benjamin for up-to-date seminar offerings.